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SEC FILE NUMBER
8-18414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Van Clemens & Co. Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Second Avenue South, Suite 1500
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lauren Trousdale	615-513-6290	ltrousdale@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Michael Ross</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Van Clemens & Co. Inc.</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Michael Ross*
Michael Ross (Mar 26, 2026 12:26:19 CDT)

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Van Clemens & Co. Inc.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

With Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Van Clemens & Co. Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Van Clemens & Co. Incorporated (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Van Clemens & Co. Incorporated as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Van Clemens & Co. Incorporated's auditor since 2024.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 25, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

Van Clemens & Co. Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	539,242
Clearing deposits		50,000
Receivables from broker-dealer and clearing organizations		401,220
Other assets		39,481

TOTAL ASSETS	$	1,029,943

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to registered representatives	$	109,278
Accrued expenses and other liabilities		1,148
Due to affiliates		160,607
TOTAL LIABILITIES		271,033

STOCKHOLDER'S EQUITY

Common stock – $0.10 per share,	
100,000 shares authorized, 63,000 shares issued and outstanding	6,300
Additional paid in capital	451,916
Retained earnings	300,694
TOTAL STOCKHOLDER'S EQUITY	758,910

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,029,943

The accompanying notes are an integral part of this report.

2

Van Clemens & Co. Inc.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Van Clemens Financial. (the "Parent"). It operates nationwide. The U.S. dollar ($) is the functional currency of the Company. The Company is an independent Broker-Dealer that offers investment products to individual investors via affiliated Registered Representatives that include: equities, mutual funds, variable annuities, fixed income, insurance, retirement and wealth solutions, cash management services and research tools. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and accordingly is exempt from SEC Rule 15c3-3. All transactions are cleared through a clearing broker on a fully disclosed basis.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Use of Judgements and Estimates

The preparation of the Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Securities Transactions

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are recorded and carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Fair value is generally determined by quoted market prices, and non-marketable securities are valued at fair value as determined by management.

Income Taxes

The Company is a qualified subchapter S subsidiary (QSub) under applicable provisions of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

During the year, the Company adopted ASU 2023-09. This update changes disclosure requirements only; it does not affect recognition or measurement under ASC-740. The Company does not record an income tax provision under ASC-740. However, ASU 2023-09 still requires certain disaggregated disclosures. The Company had no foreign operations and net income in the financial statements approximates taxable income to be reported by the Parent.

Van Clemens & Co. Inc.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended December 31, 2023 through present are subject to IRS and other jurisdiction tax examinations.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. During 2025, none of the Company's external customers made up more than 10% of revenues.

NOTE 3: REVENUE

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Revenue from contracts with customers includes concessions, commissions and trails. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and distribution fees

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company receives payments from revenue sources on a settlement date basis. The timing of cash receipts vary by revenue source but are usually within 30 days of the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 3: REVENUE (continued)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is met upon the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and any variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods, but for which constraints have been overcome in the current period.

Variable Products

The company earns commission on the sales for the distribution of insurance products to its customers. These commissions are earned by the company based on the amount of the sale and the agreement with the insurance distributors. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing agreed upon and the risks and rewards of ownership transferred to the customer.

NOTE 4: FAIR VALUE

The Company's financial instruments included cash, receivables with broker-dealers, deposits with clearing organizations and securities owned-marketable. The carrying values of included cash and cash equivalents, receivables with broker-dealers and deposits with clearing organizations approximate the estimated fair values due to their short term maturity. The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Van Clemens & Co. Inc.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

NOTE 4: FAIR VALUE (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

NOTE 5: CASH FLOW INFORMATION

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2025. Cash paid for income taxes for the year ended December 31, 2025 was zero.

NOTE 6: RELATED PARTIES

The Company provided administrative support to other entities under common ownership of the Parent during 2025. The company had amounts due to affiliates of approximately $161,000. In 2024 the Company started to receive cash from the clearing organization related to a related company for asset management services. Revenue is passed forward to the related asset management company.

NOTE 7: 401(k) PLAN

The Company sponsors a 401k plan that covers all employees age 21 and over with one year of service. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions of up to 5% of compensation. Included in compensation and benefits is approximately $24,000 of expense relating to these plans for the year ended December 31, 2025.

NOTE 8: CREDIT AND MARKET RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

NOTE 8: CREDIT AND MARKET RISK (continued)

At December 31, 2025, cash was held on deposit at U.S. financial institutions that is in excess of the FDIC insured amount. Receivable from broker-dealer represents amounts due from its clearing broker relating to customer securities transactions introduced by the Company. Amounts due from product sponsors represents receivables from mutual funds related to mutual fund and variable annuity transactions.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of business, is subject to regulatory and arbitration proceedings. At present, the company has no ongoing arbitration. While the future occurrence of any regulatory or arbitration matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE 10: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined.

At December 31, 2025, the Company has net capital of $719,429 which was $619,429 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .3767 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 11: POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

NOTE 12: SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through March 25, 2026, the date this report is available to be issued and the date of management's review. There have been no material subsequent events that occurred during such period that would require disclosure in this report or be required to be recognized in the financial statements as of December 31, 2025.